15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

XS cargo

May 16, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Earnings press release dated May 12, 2006;
2. Conference call and webcast press release dated May 8, 2006;
3. Distributions press release dated April 17, 2006;
4. Unaudited consolidated financial statements for the period ended March 31, 2006;
5. Management's Discussion of Financial Condition and Results of Operations for the period ended March 31, 2006;
6. Form 52-109 CEO Certification of Interim Filings; and,
7. Form 52-109 CFO Certification of Interim Filings.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

dw 5/19

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

May 16, 2006

File Number 82-34949

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo Income Fund

Enclosures

XS Cargo Income Fund Reports 2006 First Quarter Results

EDMONTON, May 12, 2006 (TSX: XSC.UN): XS Cargo Income Fund (the "Fund") today announced its results for the 2006 first quarter. The Fund's consolidated interim financial statements and Management's Discussion and Analysis ("MD&A") can be found on XS Cargo's website at www.xscargo.com and or SEDAR at www.sedar.com.

For the 2006 first quarter, the Fund reported sales of $20.7 million; earnings before non-controlling interest of $1.4 million or $0.1185 per unit outstanding; net earnings of $0.7 million or $0.1185 per unit and EBITDA (1) of $2.2 million. Distributable cash (1) was $1.8 million or $0.15 per unit compared to distributions declared of $3.5 million or $0.29 per unit.

Michael McKenna, President and Chief Executive Officer of the Fund stated, "We are very pleased with our marked improvement in same store sales. With two new store openings completed and three more scheduled in the second quarter, we are poised for significant growth in earnings and distributable cash."

Highlights for the first quarter (2)

- First quarter sales of $20.7 million, up 18.3% from the first quarter of 2005.
- First quarter gross margin of $7.6 million, up 26.7% from the first quarter of 2005.
- Gross margin percentage of 36.8% compared to 34.2% for the first quarter of 2005.
- Earnings from operations of $2.2 million ($0.18 per unit), up 4.8% from the first quarter of 2005.
- Non-recurring expenses were incurred related to the consolidation of our Edmonton distribution facilities of $0.2 million ($0.02 per unit).
- Earnings from operations excluding non-recurring expenses of $2.4 million ($0.20 per unit), up 14.3% from the first quarter of 2005.
- One new store was opened during the last week of the quarter, in Sudbury, Ontario.
- Continued successful sales of two-year product replacement extended warranty plans ("PRPs"). During the six months since implementation, $1.3 million of PRPs were sold, however only $0.2 million has been recognized as revenue to date and approximately $0.1 million was recognized during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.
- Distributable cash (1) of $0.15 per unit compared to distributions declared of $0.29 per unit. Due to the seasonal nature of our business, approximately 10 - 12% of our annual distributable cash (1) is generated in the first quarter. Since the Fund declares equal monthly distributions throughout the year, it is expected that distributable cash (1) will be below distributions declared in the first quarter.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 29 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

(1) Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations have been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

(2) The Fund commenced business operations on May 17, 2005 after acquiring the business from the Vendor. For the purposes of the first quarter highlights, the results of operations of the Fund from January 1 to March 31, 2006 are compared to the unaudited results of operations of the Vendor from January 1 to March 31, 2005.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

For further information, please contact:

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 732-2112

File No. 82-34949

XS Cargo Income Fund First Quarter Results Conference Call and Webcast

XS Cargo Income Fund will host a conference call and audio webcast for analysts, investors and media on Friday, May 12, 2006 at 1:00 p.m. ET. Michael McKenna, President and Chief Executive Officer and Jeff Rootman, Vice-President, Finance and Chief Financial Officer will discuss the details of the first quarter financial results, which will be released prior to markets opening on May 12, 2006.

To participate in the conference call, please dial (416) 695-7848 in the Toronto area or toll free at 1 (800) 355-4959 at least 10 minutes ahead of time. A replay of the conference call will be available approximately two hours after the event until midnight ET, May 19, 2006. To listen to the audio replay, call (416) 695-5275 in the Toronto area or toll free at 1 (888) 509-0081. Passcode: 621636.

The simultaneous webcast of the event will be available at: http://phx.corporate-ir.net/playerlink.zhtml?c=190562&s=wm&e=1314816 or on the investor relations page of the www.xscargo.com website.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 29 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

For further information, please contact:

Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo Income Fund
(780) 732-2112
jeff.rootman@xscargo.com

File No. 82-34949

NEWS RELEASE **APRIL 17, 2006**

XS CARGO INCOME FUND ANNOUNCES APRIL CASH DISTRIBUTION

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.103125 per trust unit for the month of April, 2006. The distribution will be paid on May 15, 2006 to holders of record of trust units on April 30, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 28 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Michael McKenna
President and Chief Executive Officer,
XS Cargo Income Fund
(780) 413-4296

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 413-4296

File No. 82-34741

XS Cargo Income Fund

Interim Consolidated Financial Statements

Unaudited

March 31, 2006

XS Cargo Income Fund
Consolidated Balance Sheets

	March 31, 2006 (Unaudited)	December 31, 2005
Assets		
Current	$	$
Cash and cash equivalents	-	7,442,496
Rebate and other receivables	234,046	501,486
Inventory	24,360,418	15,752,388
Deposits on inventory	4,327,388	4,079,482
Prepaid expenses and deposits	508,985	612,151
	29,430,837	**28,388,003**
Deferred charges	**190,681**	**124,414**
Property and equipment	**3,286,290**	**2,730,783**
Intangible assets	**7,612,000**	**7,910,000**
Goodwill *(Note 3)*	**101,788,426**	**101,788,426**
	142,308,234	**140,941,626**
Liabilities		
Current		
Bank indebtedness *(Note 4)*	6,043,348	-
Accounts payable and accrued liabilities	3,982,713	7,094,948
Deferred revenue	671,022	417,152
Distributions payable to unitholders *(Note 5)*	629,681	572,438
Distributions payable to non-controlling interest *(Note 6)*	1,056,051	1,000,943
	12,382,815	**9,085,481**
Term loan *(Note 4)*	**15,000,000**	**15,000,000**
Deferred revenue	**469,760**	**352,753**
Unamortized lease inducements	**127,192**	**142,116**
	27,979,767	**24,580,350**
Non-controlling interest *(Note 6)*	**58,545,731**	**59,527,529**
	86,525,498	**84,107,879**
Unitholders' Equity		
Fund Units (Note 5)	**56,131,876**	**56,131,876**
Cumulative earnings	**5,706,944**	**4,983,399**
Cumulative distributions declared	**(6,056,084)**	**(4,281,528)**
	55,782,736	**56,833,747**
	142,308,234	**140,941,626**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of Earnings
For the three months ended March 31, 2006

	Three Months Ended March 31, 2006 (Unaudited)
	$
Sales	**20,671,865**
Cost of sales	**13,069,342**
Gross margin	**7,602,523**
Expenses	
Administrative and operating	**5,473,139**
Amortization of property and equipment	**174,857**
Amortization of intangible assets	**298,000**
	5,945,996
Earnings before the undernoted	**1,656,527**
Other expenses	
Interest on bank indebtedness *(Note 4)*	**39,765**
Interest on term loan *(Note 4)*	**222,632**
Foreign exchange gain	**(25,964)**
	236,433
Earnings before non-controlling interest	**1,420,094**
Non-controlling interest *(Note 6)*	**696,549**
Net earnings for the period	**723,545**
Basic and diluted earnings per unit *(Note 10)*	**0.1185**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Statement of Cumulative Earnings and Cumulative Distributions
For the three months ended March 31, 2006

	Three Months Ended March 31, 2006 (Unaudited)
Cumulative earnings, beginning of period	**4,983,399**
Net earnings for the period	**723,545**
Cumulative earnings, end of period	**5,706,944**
Cumulative distributions, beginning of period	**4,281,528**
Distributions declared during the period	**1,774,556**
Cumulative distributions, end of period	**6,056,084**
Cumulative distributions declared in excess of cumulative earnings	**(349,140)**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statement of Cash Flows
For the three months ended March 31, 2006

	Three Months Ended March 31, 2006 (Unaudited)
Cash provided by (used for) the following activities	
Operating activities	**$**
Net earnings for the period	**723,545**
Items not affecting cash	
Non-controlling interest	**696,549**
Amortization of property and equipment	**174,857**
Amortization of intangible assets	**298,000**
Unit-based compensation *(Note 8)*	**30,000**
Lease inducements received, net of amortization of lease inducements	**(14,924)**
	1,908,027
Net change in non-cash working capital	**(11,292,956)**
	(9,384,929)
Financing activities	
Proceeds from bank indebtedness	**6,043,348**
Distributions paid on Fund Units	**(1,717,312)**
Distributions paid to non-controlling interest	**(1,653,239)**
	2,672,797
Investing activities	
Purchases of property and equipment	**(730,364)**
	(730,364)
Decrease in cash and cash equivalents	**(7,442,496)**
Cash and cash equivalents, beginning of period	**7,442,496**
Cash and cash equivalents, end of period	**-**

Supplementary cash flow information:

Interest paid	**262,397**

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). As of March 31, 2006, XS Cargo LP operates 28 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

2. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those for the audited financial statements for the period ended December 31, 2005. However, the interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with audited financial statements and notes thereto, for the period ended December 31, 2005.

3. Issuance of Units and business acquisition

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,928,124 resulting in net proceeds of $56,131,876. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these Funds with proceeds from new credit facilities (note 6) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

	$
Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

Included in net working capital is cash acquired of $64,095.

4. Credit facilities

Term loan

Term loan consists of a committed non-revolving term loan facility. The maximum available on the term loan facility is $17,500,000, of which $15,000,000 was outstanding at March 31, 2006. The remaining credit available may be drawn at the Fund's option prior to August 31, 2006. The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the Bankers' Acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During the three months ended March 31, 2006, interest was charged at a rate of prime plus 0.25% and totaled $222,632. As at March 31, 2006, prime rate was 5.5%. The principal balance of the term loan is due on May 17, 2007 and may be extended for an additional year to May 17, 2008 based on approval by the lender.

Operating loan

The Fund has available under its credit facilities a $10,000,000 demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.25% depending on the Fund's ratio of senior debt to EBITDA. During the period, the Fund paid interest of $39,765 on amounts drawn on the operating loan at a rate of prime. As at March 31, 2006 prime rate was 5.5%, and $6,043,348 was outstanding on the operating loan at the end of the period.

5. Unitholders' Equity

Fund Units

The following units were issued and outstanding at the end of the period:

	Number of Units #	*Issue Costs* $	*Net Capital Contributions* $
Fund Units issued	6,106,000	4,928,124	56,131,876
	6,106,000	4,928,124	56,131,876

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights or privileges. There were no changes in the number or amount of Fund Units issued during the period.

Distributions to Unitholders

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. Distributions totaling $0.290625 per Fund Unit ($1,774,556) were declared by the Fund during the three months ended March 31, 2006. The distribution declared for the month of March 2006 in the amount of $0.103125 per Fund Unit ($629,681) was included in distributions payable to unitholders at March 31, 2006 and was paid on April 15, 2006.

6. Non-controlling interest

	XS Cargo LP Exchangeable LP Units	*XS Cargo LP Subordinated LP Units*	*Total*
	#	#	#
Number of units issued	3,478,914	2,399,269	5,878,183
	$	$	$
Issue price	34,789,140	23,992,690	58,781,830
Non-controlling interest – cumulative earnings	3,251,559	2,242,471	5,494,030
Cumulative distributions declared	(3,450,473)	(2,379,656)	(5,830,129)
	34,590,226	23,855,505	58,445,731
Accrued contingent unit based compensation award *(Note 13)*			100,000
			58,545,731

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 9) and Exchangeable LP Units equal to $0.103125 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year.

Fund Special Voting Units

	Number #	*Amount* $
Issued and outstanding	5,878,183	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

Distributions to non-controlling interest

The Fund's policy is to distribute annually to holders of Fund Units, Exchangeable LP Units and Subordinated LP Units available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to holders of Exchangeable LP Units and quarterly distributions to holders of Subordinated LP Units based on its estimate of distributable cash for the year. Distributions totaling $0.290625 per Exchangeable LP Unit ($1,011,059) and $0.290625 per Subordinated LP Unit ($697,288) were declared by the Fund during the three months ended March 31, 2006. Distributions declared on Exchangeable LP Units for the month of March in the amount of $0.103125 per unit ($358,763) and Distributions on Subordinated LP Units for the three months ended March 31, 2006 in the amount of $0.290625 per unit ($697,288) were included in distributions payable to non-controlling interest at the balance sheet date and were paid on April 15, 2006.

7. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

On March 17, 2006, the Trustees approved an increase in the monthly distributions. Based on this monthly distribution amount, the Plan pool will be $44,940 at the end of the year. The portion attributable to service in the first quarter has not been accrued since the amount is not material.

8. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and the Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Officer. Under the employment agreement the Fund may issue a maximum of 6,944 of XS Cargo Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance. If awarded, the units are issued on the anniversary date of the IPO, May 17. The Fund accrues a contingent award throughout the year, based on the estimated fair value of the units at the grant date. The estimated value is included in administrative and operating expenses and increases non-controlling interest on the balance sheet. For the three months ended March 31, 2006 the Fund accrued a contingent award of $30,000, bringing the total cumulative accrual to $100,000.

9. Variable interest entity

Pursuant to the business acquisition described in note 3, the Fund assumed a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the three months ended March 31, 2006, the Fund purchased approximately $2,500,000 of inventory from Samra, and as at March 31, 2006, the Fund had made deposits of $936,512, for inventory that had not yet been delivered. Samra issued the Fund a volume rebate for purchases made from the three months ended March 31, 2006 in the amount of $345,540.

10. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	*Dilution Adjustments*	*Diluted Earnings per Unit*
Three months ended March 31, 2006			
Net earnings	723,545	696,549(a)	1,420,094
Average Units outstanding	6,106,000	5,878,183(b)	11,984,183
Earnings per Unit	0.1185		0.1185

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

11. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business historically experiences a higher level of sales in the fourth quarter and a lower level of sales in the first quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

12. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

13. Subsequent events

Subsequent to the balance sheet date, XS Cargo entered into lease agreements to open three new stores in Port Coquitlam, British Columbia; Grande Prairie, Alberta; and Burlington, Ontario.

XS cargo™
NOTHING BUT BARGAINS

XS CARGO INCOME FUND

Management's Discussion of Financial Condition and Results of Operations

For the three months ended March 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes (the "Financial Statements") of XS Cargo Income Fund (the "Fund") for the three months ended March 31, 2006 and the audited consolidated financial statements and management's discussion and analysis of the Fund for the period ended December 31, 2005. These financial statements, management's discussion and analysis and other documents filed with regulatory authorities can be found on SEDAR at www.sedar.com. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

This MD&A is dated May 11, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Basis of Management's Discussion and Analysis

To provide more meaningful information, the following MD&A compares the operating results of the Fund for the three months ended March 31, 2006 to those of the Vendor for the three months ended March 31, 2005. (See "Non-GAAP Measures").

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor. Those contributions have been added back when computing earnings from operations as described in "Non-GAAP Measures."

The Business of the Fund

XS Cargo LP operates 29 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

Operating Highlights

XS Cargo achieved a major milestone during the quarter, reaching $100 million in sales for the 12 months ended March 31, 2006, through purely organic growth. Our 28th store was opened in Sudbury during the last week in March and our 29th store opened shortly after the quarter end in April. In addition, lease agreements that were under negotiation during the quarter were finalized shortly after the quarter end, setting the stage for an additional three new store openings during the second quarter. These stores will be located in Port Coquitlam, British Columbia; Burlington, Ontario; and Grande Prairie, Alberta.

As with most broadline retailers, the first quarter is the weakest from a sales perspective. However, new store sales were consistent with management's expectations and same store sales improved significantly relative to the past two quarters. Excluding three stores that experienced decreases in same store sales due to new stores opening in overlapping trading areas, same store sales are up 1.1% for the period from January 1, 2006 to April 30, 2006 (see "Sales" below).

The consolidation of three temporary distribution facilities in Edmonton into one new facility under long-term lease was completed during the quarter. This included moving our corporate head office. The labour and other costs associated with consolidating the distribution facility contributed to higher administrative and operating costs during the quarter; however all of those costs are non-recurring.

In the first quarter of 2006 significant distribution infrastructure related to the Eastern distribution centre was in place that was not present in the first quarter of 2005. This distribution infrastructure is an important component of our expansion plan in Eastern Canada and will contribute to lower freight costs as a percentage of sales throughout the rest of the year. However, since our sales are seasonal in nature, with the first quarter being the weakest, the fixed costs associated with that distribution infrastructure caused administrative and operating expenses to be higher as a percentage of sales compared to the prior year. As sales increase throughout the year, management expects administrative and operating costs to decrease significantly as a percentage of sales when compared to the first quarter.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

First Quarter Operating Results

The following table shows the unaudited results of the Fund for the First Quarter of 2006 compared to the Vendor's First Quarter of 2005. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

(unaudited)	**Fund January 1 to March 31, 2006**	**Vendor January 1 to March 31, 2005**	**Change Q1 2006 to Q1 2005**
Sales	20,671,865	17,480,036	3,191,829
Cost of Sales	13,069,342	11,502,036	1,567,306
Gross Margin	7,602,523	5,978,000	1,624,523
Administrative and Operating Expenses*	5,417,175	3,889,720	1,527,455
Earnings from Operations, as defined*	2,185,348	2,088,280	97,068
Non-recurring operating expenses**	170,000	-	170,000
Earnings from Operations before non-recurring expenses	2,355,348	2,088,280	267,086

* Earnings from operations have been calculated as described under "Non-GAAP Measures" on page 11. For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

** Non-recurring operating expenses consist of expenses relating to the consolidation of the Edmonton distribution facilities.

Sales

First quarter sales increased by $3.2 million, from $17.5 million to $20.7 million, an increase of 18.3%. The additional sales from new store growth was $5.1 million as a result of eight new store stores that were open in the first quarter of 2006 that were not open in 2005. The increase in sales from new store growth was offset by a decrease in same store sales of $1.9 million. The decrease was due primarily to the Easter holiday falling in March in 2005 and April in 2006.

Same Store Sales

In 2005 the Easter holiday weekend fell in March and was included in the first quarter, whereas in 2006 it fell in April and will be included in second quarter sales. XS Cargo runs a large sales event in conjunction with Easter each year, resulting in significantly higher sales volumes than other weekends. The difference in the timing of Easter in 2006 resulted in same store sales decreases in March, but all of those decreases were recovered in April. Therefore, to provide more meaningful information, same store sales are compared for the period January 1, 2006 to April 30, 2006. Three stores experienced decreases in same store sales as a result of new stores opening in overlapping trading areas. Those three stores experienced decreases in same store sales to the end of April of 17.5% whereas the remaining stores experienced increases in same store sales of 1.1%.

Product Replacement Plan Sales

Sales of two-year product replacement extended warranty plans continue to be strong. During the six months since implementation, $1.3 million of Product Replacement Plan Sales ("PRPs") were sold, however only $0.2 million has been recognized as revenue to date and approximately $0.1 million was recognized during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

The following table outlines the number of stores and percentage of sales by geographical region:

Region	March 31, 2006		March 31, 2005	
	Number of stores, end of period	Percentage of sales during the period	Number of stores, end of period	Percentage of sales during the period
Ontario	13	47.2%	9	50.0%
Alberta	7	26.7%	5	24.9%
Saskatchewan and Manitoba	3	9.7%	3	11.9%
British Columbia	5	16.4%	3	13.2%
Total	28	100.0%	20	100.0%

Cost of Sales and Gross Margin

Cost of sales for the quarter increased by $1.6 million from $11.5 million to $13.1 million, an increase of 13.9%, primarily as a result of new store openings.

Gross margin for the quarter increased by $1.6 million, from $6.0 million to $7.6 million, an increase of 26.7%. $1.1 million of the increase relates to new store growth and the

remaining $0.5 million was the result of an increase in gross margin percentage from 34.2% to 36.8%. The increase in gross margin percentage is the result of XS Cargo's continued ability to improve product selection with higher margin items as well as a reduction of freight costs as a percentage of sales.

Combined Administrative and Operating Expenses

For the quarter, administrative and operating expenses increased by approximately $1.5 million from $3.9 million to $5.4 million. This increase is primarily the result of increases in rent ($0.5 million increase), wages ($0.6 million increase) and advertising ($0.2 million increase). The increases in these expenses relate primarily to the eastern distribution centre in Mississauga, Ontario that opened in May 2005 ($0.4 million) as well as new store openings. In addition, incremental public company administrative expenses accounted for $0.1 million of the increase. During the quarter, three distribution facilities in Edmonton were consolidated into one facility under a long-term lease. Included in wages and other administrative expenses are $0.2 million of costs relating to the move and consolidation, which are non-recurring.

Earnings from Operations

Earnings from operations increased by $0.1 million, from $2.1 million to $2.2 million ($0.18 per unit), an increase of 4.8%. However, non-recurring expenses of $0.2 million ($0.02 per unit) were incurred to consolidate the Edmonton distribution facilities. After adjusting for non-recurring expenses, earnings from operations were $2.4 million ($0.20 per unit), an increase of 14.3%. In addition, the eastern distribution centre that opened in May 2005 added $0.4 million of administrative and operating expenses that were not present in the first quarter of 2005. During the first quarter of 2006, when sales are already low due to seasonal shopping patterns and sales from Easter weekend fall into the second quarter, these additional costs caused administrative and operating expenses to be significantly higher as a percentage of sales compared to the prior year. However, the incremental earnings from new store growth was more than sufficient to cover the higher fixed costs, non-recurring distribution costs and overcome the impact of an unfavourable calendar relative to the first quarter of 2005.

Fund Net Earnings

For the three months ended March 31, 2006, the Fund had net earnings of $723,545 or $0.1185 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at March 31, 2006 and December 31, 2005:

	March 31, 2006 (unaudited)	December 31, 2005
Cash	-	7,442,496
Inventory	24,360,418	15,752,388
Total current assets	29,430,837	28,388,003
Total assets	142,308,234	140,941,626
Bank indebtedness	6,043,348	-
Total current liabilities	12,382,815	9,085,481
Term loan	15,000,000	15,000,000
Non-controlling interest	58,545,731	59,527,529
Unitholders' equity	55,782,736	56,833,747

The first quarter normally involves significant purchasing activity as inventory must be replenished following the strong holiday shopping season. As a result, inventory increased by $8.6 million. Accounts payable and accrued liabilities decreased during this period as liabilities incurred during the fourth quarter of 2005 were paid in full. These two changes resulted in the decrease in cash and increase in bank indebtedness.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The following table summarizes the distributions January 1, 2006 to March 31, 2006:

Record Date	Payment Date	Fund Units Declared $	Fund Units Paid $	Exchangeable LP Units and Subordinated LP Units Declared $	Exchangeable LP Units and Subordinated LP Units Paid $	Total Declared $	Total Paid $
January 31, 2006	February 15, 2006	572,438	572,438	326,148	326,148	898,586	898,586
February 28, 2006	March 15, 2006	572,437	572,437	326,148	326,148	898,585	898,585
March 31, 2006	April 15, 2006	629,681	-	1,056,051	-	1,685,732	-
		1,774,556	1,144,875	1,708,347	652,296	3,482,903	1,797,171

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of March 31, 2006 the following number of units were outstanding:

Fund Units (Note 5)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 6)	3,478,914
XS Cargo LP Subordinated LP Units (Note 6)	2,399,269
	11,984,183

During the three months ended March 31, 2006, the Fund approved distributions of $0.290625 per Fund Unit to unitholders. Distributions for January and February were consistent with the distributions contemplated in the Fund's final prospectus dated May 6, 2005 (available on www.sedar.com.). On March 17, 2006, the Trustees approved an increase in the monthly distribution amount to $0.103125 ($1.2375 on an annualized basis.) It is the Fund's policy to review the monthly distribution amount at least quarterly.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	Since Inception on May 17, 2005 (unaudited)	**January 1 to March 31, 2006** (unaudited)
Earnings before non-controlling interest	11,200,974	1,420,094
Add: Amortization of property and equipment	512,005	174,857
Add: Amortization of intangible assets	1,043,000	298,000
Add: Interest expense	767,319	262,397
EBITDA[1]	13,523,298	2,155,348
Add: Unit based compensation	217,330	30,000
Less: Interest paid	(767,319)	(262,397)
Less: Maintenance capital expenditures[2]	(310,005)	(115,000)
Distributable cash[3]	12,663,304	1,807,951
Average Units outstanding during the period	11,984,183	11,984,183
Distributable cash per Unit	1.06	0.15
Distributions declared	11,886,213	3,482,903
Distributions declared per Unit	0.99	0.29
Ratio of distributions declared to distributable cash (payout ratio)	94%	193%

Since inception, the Fund has had distributable cash per unit of $1.06 and has declared distributions of $0.99 per unit. For the first quarter, the Fund had distributable cash per unit of $0.15 and declared distributions of $0.29 per unit. Basic and diluted earnings per unit were $0.12 for the first quarter.

As disclosed in "Non-GAAP Measures", management views distributable cash as a measure of operating performance of the Fund and therefore begins the reconciliation of distributable cash with earnings before non-controlling interest as opposed to cash flow from operations.

---

[1] EBITDA refers to earnings before interest, taxes, depreciation and amortization. See discussion under "Non-GAAP Measures" below.

[2] Maintenance capital expenditures refer to acquisitions of property and equipment to replace or upgrade equipment and information systems at existing stores and distribution centres. See discussion under "Capital Expenditures" below.

[3] See discussion under "Non-GAAP Measures" below.

During the three months ended March 31, 2006, cash distributions were higher than distributable cash. The monthly cash distributions are based on management's estimate of distributable cash for the year. Since the Fund's business is seasonal in nature, with approximately 40% of the annual distributable cash being generated in the fourth quarter, it is expected that cash distributions based on annual cash flows will exceed distributable cash during the first three quarters and be less than distributable cash in the fourth quarter. Management currently targets a payout ratio on an annual basis of approximately 85%.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of March 31, 2006.

	Units	Issue Costs	Unitholders' Equity	Non-controlling Interest
	#	$	$	$
Fund Units	6,106,000	4,928,124	56,131,876	-
Special Voting Units	5,878,183	-	-	-
Non-controlling Interest	5,878,183	-	-	58,545,731

There were no changes in the number of units issued and outstanding during the period and there have been no changes between March 31, 2006 and the date of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three months ended March 31, 2006, the Fund declared distributions of $0.290625 per Fund Unit to Unitholders, or $1,774,556 in total.

Credit Facilities

The Fund has established credit facilities with a Canadian chartered bank. These credit facilities consist of a $10.0 million demand revolving operating loan and a committed non-revolving term loan to a maximum amount of $17.5 million. On May 17, 2005 the Fund drew $15.0 million on the term loan in connection with the acquisition described on page 1. As at March 31, 2006, $15.0 million remains outstanding on the term loan and $6.0 million was outstanding on the operating loan. The limit on the operating loan increases to $12.5 million between the months of August and December to facilitate the build up of inventories for the fourth quarter holiday shopping season.

The term loan is due on May 17, 2007 and may be extended for an additional year based on approval by the lender to May 17, 2008.

Capital Expenditures

During the quarter, the Fund acquired $730,364 of property and equipment financed using the operating loan. The Fund anticipates that it will draw additional amounts available on the term loan in the second quarter in order to finance the capital expenditures for new store growth as well as capital expenditures that were previously financed using cash flow from operations. Of the $730,364 of capital expenditures, $615,364 related to new store openings, distribution infrastructure and head office capacity and the remaining $115,000 related to capital expenditures at existing stores and warehouses ("maintenance capital expenditures"). In conjunction with the consolidation of the Edmonton distribution facilities certain existing assets were replaced by new assets. To the extent that such asset replacements did not increase distribution capacity or functionality, the related costs are included in maintenance capital expenditures. Asset replacements of this magnitude are not expected to occur frequently and resulted in maintenance capital expenditures being higher than normal in the quarter.

Subsequent to March 31, 2006, the Fund entered into lease agreements for new stores in Port Coquitlam, British Columbia; Burlington, Ontario; and Grande Prairie, Alberta. The new stores will require capital expenditures of approximately $360,000 in the second quarter of 2006. As discussed above, the Fund has arranged for increases in its available credit facilities to finance these and other growth related capital expenditures in 2006.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $220,000 annually ($55,000 during the quarter) on distributable cash based on $22.0 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of March 31, 2006, due in the years indicated, which relate to various premises operating leases and the $15.0 million outstanding on the term loan that matures on May 17, 2007, but may be extended with approval of the lender until 2008.

(unaudited)	Total	2006	2007	2008	2009	2010 and thereafter
Operating Leases	17,038,712	2,571,934	2,957,657	2,753,138	2,467,874	6,288,109
Term loan	15,000,000	-	15,000,000	-	-	-
Total	32,038,712	2,571,934	17,957,657	2,753,138	2,467,874	6,288,109

Summary of Quarterly Results (unaudited)

	January 1 to March 31, 2006	October 1 to December 31, 2005	July 1 to September 30, 2005	May 17 to June 30, 2005
Sales	20,671,865	36,436,104	20,775,101	11,755,952
Net earnings	723,545	3,062,775	1,173,328	747,296
Basic and diluted earnings per unit	0.119	0.502	0.192	0.122

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is the slowest.

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if circumstances indicate a potential impairment. Goodwill is tested for impairment by comparing the estimated fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and recorded in earnings of the current period.

Inventory Valuation

Inventory is valued at the lower of cost and estimated net realizable value. Inventory cost includes freight charges, which are allocated to inventory based on a percentage of freight paid during a period compared to the total purchases made during the period. In addition, accrued supplier rebates are allocated between cost of goods sold and a reduction of inventory based on the estimated proportion related to goods remaining in inventory at the end of a period. Management believes that the estimates, assumptions and allocation methods are reasonable in the circumstances. It is possible that materially different results would be reported using different assumptions or allocation methods.

Changes in Accounting Policies Including Initial Adoptions

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor on May 17, 2005. During the three months ended March 31, 2006 there were no related party transactions.

Outlook

Management believes that operating results will continue to improve in the upcoming year due to new store openings, the realization of freight savings from the new distribution centre in Ontario, the consolidation of XS Cargo's existing Edmonton distribution and warehousing operations and the introduction of new revenue streams. XS Cargo has entered into lease agreements for new stores in Port Coquitlam, British Columbia; Burlington, Ontario; and Grand Prairie, Alberta which will be opened during the second quarter of 2006.

Additional Information

Additional information relating to the Fund is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations for disclosure under "First Quarter Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the

methods used by other issuers and may not be comparable to similar measures presented by other issuers.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters; absence of history as a public company; dependence on external funding sources; uncertainties arising from world events; income tax legislation; and property taxes. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated May 6, 2005 and the Fund's Annual Information Form available at www.sedar.com.

On September 8, 2005, the Department of Finance launched public consultations on tax issues related to publicly traded income trusts and other "flow-through entities". On November 23, 2005 the government ended the consultations and instead proposed to increase the dividend tax credit for investors in public corporations. A change in government in January, 2006 has put any changes in abeyance. There is a risk that regulatory authorities could alter the tax treatment of income trusts, the distribution of trust income, or the tax on corporations and dividends, which could adversely affect the income trust structure and their market valuations. As of the date of this MD&A the nature and impact of those changes, if any, are unknown.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those

discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

Form 52-109F2 - Certification of Interim Filings

I, Michael McKenna, President and CEO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 11th day of May 2006

(signed) *"Michael McKenna"*
Michael McKenna
President and Chief Executive Officer
XS Cargo GP Inc.

Form 52-109F2 - Certification of Interim Filings

I, Jeff Rootman, Vice-President, Finance and CFO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 11th day of May 2006

(signed) *"Jeff Rootman"*
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.